

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Jimmy Wayne Anderson
President
Global Technologies Ltd
501 1st Ave N., Suite 901
St. Petersburg, FL 33701

> **Re: Global Technologies, Ltd**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 22, 2022**
> **File No. 000-25668**

Dear Mr. Anderson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing